[Northfield Laboratories Inc. Letterhead]

August 12, 2008

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler, Esq.
Assistant Director
Sebastian Gomez Abero, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northfield Laboratories Inc. Preliminary Proxy Statement on Schedule 14A Filed August 1, 2008 File No. 0-24050

Gentlemen:

     We refer to your letter of August 8, 2008 setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by Northfield Laboratories Inc. (“Northfield”) with the Commission on August 1, 2008 (File No. 0-24050). A letter from counsel to Northfield responding to the Staff’s comments and an amendment to the Preliminary Proxy Statement (the “Amendment”) are being filed today with the Commission via EDGAR.

     In accordance with request included in your letter, this will confirm that Northfield acknowledges and agrees that:

•	Northfield is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and the Amendment;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement or the Amendment; and

•	Northfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this letter, please contact the undersigned at (847) 864-3500.

Sincerely

/s/ Jack J. Kogut Jack J. Kogut Senior Vice President Administration

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